Exhibit 99.1

Daqo New Energy Announces the Appointments of Management Positions

CHONGQING, China, October 17, 2012 – Daqo New Energy Corp. (NYSE: DQ) (“Daqo New Energy” or the “Company”), a leading polysilicon manufacturer based in China, today announced that its board of directors has approved the appointments of certain senior management positions to better leverage the management team’s resources and expertise.

The board of directors appointed Ms. Tracy Tianqun Zhou as the Company’s Chief Marketing Officer, Mr. Qiangmin Zhou as the Company’s Chief Operation Officer, Mr. Guoping Zhu as the Company’s Chief Technology Officer and Mr. Shihua Su as General Manager of Xinjiang Daqo New Energy Ltd. All appointments are effective immediately.

Ms. Tracy Tianqun Zhou has served as the Chief Technology Officer since she joined the Company in January 2009.

Mr. Qiangmin Zhou joined the Company in May 2007 and has previously served as General Manager of the polysilicon business group of Daqo New Energy.

Mr. Guoping Zhu joined the Company in August 2006 and was the Deputy General Manager of Xinjiang Daqo.

Mr. Shihua Su joined the company in October 2006 and formerly has served as the Finance Director of Daqo New Energy.

“These four management team members have demonstrated their expertise and capability during their past tenure and made significant contribution in their respective positions.” commented Dr. Gongda Yao, Chief Executive Officer of Daqo New Energy. “I believe they will achieve even greater success in the new roles and create more value for the company in the future.”

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) is a leading polysilicon manufacturer based in China. Daqo New Energy primarily manufactures and sells high-quality polysilicon to photovoltaic product manufacturers. It also manufactures and sells photovoltaic wafers. For more information about Daqo New Energy, please visit www.dqsolar.com.

For further information, please contact:

Daqo New Energy Corp.

Kevin He, Investor Relations

+86-23-6486-6556

Kevin.he@daqo.com